Exhibit 1

Company Contacts		IR Agency Contact
Niran Baruch, Chief Financial Officer AudioCodes Tel: +972-3-976-4000 Niran.baruch@audiocodes.com	Shirley Nakar, Director, Investor Relations AudioCodes Tel: +972-3-976-4000 shirley@audiocodes.com	Philip Carlson KCSA Strategic Communications Tel: +1-212-896-1233 audc@kcsa.com

AudioCodes Reports Fourth Quarter and Full Year 2016 Results

Lod, Israel – January 31, 2017 -

Fourth Quarter and Full Year 2016 Highlights:

•	Quarterly revenues were $37.8 million, 5.9% over last year’s comparable quarter; full 2016 year revenues totaled $145.6 million compared to $139.8 million in 2015;

•	Quarterly service revenues were $11.4 million, 14.6% over last year’s comparable quarter; full 2016 year service revenues totaled $43.3 million compared to $37.8 million in 2015;

•	Revenues related to UC-SIP business increased more than 20% compared to the fourth quarter of 2015;

•	Quarterly GAAP gross margin was 60.9%, Quarterly Non-GAAP gross margin was 61.5%;

•	Quarterly GAAP operating margin was 9.5%, Quarterly Non-GAAP operating margin was 7.7%;

•	Quarterly GAAP net income was $14.8 million, or $0.44 per diluted share, Quarterly Non-GAAP net income was $2.6 million, or $0.08 per diluted share;

•	Full 2016 year GAAP net income was $16.2 million, or $0.45 per diluted share, full 2016 year Non-GAAP net income was $9.4 million, or $0.26 per diluted share;

•	Cash flow from operating activities was $6.7 million for the quarter and $18.3 million for the full 2016 year;

•	AudioCodes repurchased 1,261,555 of its ordinary shares at an aggregate cost of $7.7 million during the fourth quarter of 2016.

AudioCodes Reports Fourth Quarter and Full Year 2016 Results	Page 1 of 10

Details:

AudioCodes (Nasdaq: AUDC), a leading provider of converged voice solutions that enable enterprises and service providers to transition to all-IP voice networks, today announced financial results for the fourth quarter and full year periods ended December 31, 2016.

Revenues for the fourth quarter of 2016 were $37.8 million, compared to $37.2 million for the third quarter of 2016 and $35.6 million for the fourth quarter of 2015. Revenues were $145.6 million in 2016 compared to $139.8 million in 2015.

During the fourth quarter of 2016, the Company made sales to Avaya of $645,000 which remained unpaid. On January 19, 2017, Avaya Inc. announced that it had filed a voluntary petition under Chapter 11 of the U.S. Bankruptcy Code. As a result, the revenues related to these sales were recorded by the Company as unpaid deferred revenues and were not included in revenues reported for the fourth quarter. These unpaid revenues were also not included in trade receivables in the Company’s balance sheet as of December 31, 2016.

Net income was $14.8 million, or $0.44 per diluted share, for the fourth quarter of 2016 compared to $2.8 million, or $0.07 per diluted share, for the fourth quarter of 2015. Net income in 2016 was $16.2 million or $0.45 per diluted share, compared to $366,000, or $0.01 per diluted share, in 2015.

Net income per diluted share included $0.34 in the fourth quarter of 2016 and $0.32 in the full 2016 year as a result of the tax benefit described below.

On a Non-GAAP basis, quarterly net income was $2.6 million, or $0.08 per diluted share, compared to $2.8 million, or $0.07 per diluted share, in the fourth quarter last year. Non-GAAP net income in 2016 was $9.4 million, or $0.26 per diluted share, compared to $5.9 million, or $0.14 per diluted share, in 2015.

Non-GAAP net income (loss) excludes: (i) stock-based compensation expenses; (ii) amortization expenses related to intangible assets; (iii) expenses related to deferred payments and income due to revaluation of an Earn-Out liability, each in connection with the acquisition of Active Communications Europe and (iv) non-cash deferred tax benefit or expenses. A reconciliation of net income on a GAAP basis to a non-GAAP basis is provided in the tables that accompany the condensed consolidated financial statements contained in this press release.

AudioCodes Reports Fourth Quarter and Full Year 2016 Results	Page 2 of 10

During the fourth quarter of 2016, the Company fully utilized the remaining amount of the deferred tax asset recorded in 2013. Based on its earnings history and expected future operating results, the Company recorded another deferred tax asset in the amount of $11.6 million as of December 31, 2016. This deferred tax asset represents the approximate amount of the Company’s net operating losses and temporary tax differences that the Company estimates it will utilize over the next few years. GAAP net income for the fourth quarter and full 2016 year reflect the effect of the tax benefit associated with the creation of this deferred tax asset. Non-GAAP net income excludes this non-cash deferred tax benefit.

Net cash provided by operating activities was $6.7 million for the fourth quarter of 2016 and $18.3 million for 2016. Cash and cash equivalents, long- and short-term bank deposits and long- and short-term marketable securities were $69.5 million as of December 31, 2016 compared to $80.4 million as of December 31, 2015. The decrease in cash and cash equivalents, long- and short-term bank deposits and long- and short-term marketable securities was the result of the use of cash for the continued repurchasing of the Company’s ordinary shares pursuant to its share repurchase program.

“We are pleased to report strong financial results for the fourth quarter and the full 2016 year,” said Shabtai Adlersberg, President and Chief Executive Officer of AudioCodes. “In 2016, we continued to execute on our strategic goal of growing the UC-SIP business. We are pleased to report that we grew UC-SIP revenues to more than $55 million in 2016, an increase of more than 20% compared to 2015. We are confident in our ability to continue this growth and are planning to reach $100 million in annual revenues from this business within the next three years. Additionally, the global trend to move to All-IP between now and 2025 has increased demand for gateways. In line with this trend, our gateway revenues increased in the second half of 2016 compared to the first half of the year. We are encouraged by the momentum of these two business lines which now comprise above 90% of our quarterly revenues.”

“We are focused on growing and positioning AudioCodes to become the leader in the Enterprise Voice market, applying our superior voice platform in the areas of unified communications (UC), contact centers (CC) and SIP trunking (SIPT). We achieved growth of our business with leading application partners such as Microsoft, Genesys and Broadsoft. We have emerged a most successful and valued vendor of CPE gear to our partners and customers, and were able to increase our penetration of the Service Providers market. In addition, we made important steps in evolving our business to the Cloud era with growing deployments of Cloud products and solutions in the areas of virtualized SBC and Skype for Business online. Finally, as we are confident in the long-term strength of our business, we continued to buy back shares in the fourth quarter of 2016 with the aim of increasing value to our shareholders,” concluded Mr. Adlersberg.

AudioCodes Reports Fourth Quarter and Full Year 2016 Results	Page 3 of 10

Share Buy Back Program

During the quarter ended December 31, 2016, AudioCodes acquired 1,261,555 of its ordinary shares under its share repurchase program for a total consideration of approximately $7.7 million. As of December 31, 2016, AudioCodes had acquired an aggregate of 12.0 million of its ordinary shares since August 2014 for an aggregate consideration of approximately $54.2 million.

Conference Call & Web Cast Information

AudioCodes will conduct a conference call at 8:00 A.M., Eastern Time today to discuss the Company's fourth quarter and full year of 2016 operating performance, financial results and outlook. Interested parties may participate in the conference call by dialing one the following numbers:

United States Participants: +1 (877) 407-0778

International Participants: +1 (201) 689-8565

The conference call will also be simultaneously webcast. Investors are invited to listen to the call live via webcast at the AudioCodes investor website at http://www.audiocodes.com/investors-lobby.

Follow AudioCodes’ social media channels:

AudioCodes invites you to join our online community and follow us on: AudioCodes Voice Blog, LinkedIn, Twitter, Facebook, and YouTube.

To download AudioCodes’ investor relations app, which offers access to its SEC filings, press releases, videos, audiocasts and more, please visit Apple's App Store for the iPhone and iPad or Google Play for Android mobile devices.

AudioCodes Reports Fourth Quarter and Full Year 2016 Results	Page 4 of 10

About AudioCodes

AudioCodes Ltd. (NASDAQ, TASE: AUDC) designs, develops and sells advanced Voice-over-IP (VoIP) and converged VoIP and Data networking products and applications to Service Providers and Enterprises. AudioCodes is a VoIP technology market leader, focused on converged VoIP and data communications, and its products are deployed globally in Broadband, Mobile, Enterprise networks and Cable. The Company provides a range of innovative, cost-effective products including Media Gateways, Multi-Service Business Routers, Session Border Controllers (SBC), Residential Gateways, IP Phones, Media Servers, Value Added Applications and Professional Services. AudioCodes’ underlying technology, VoIPerfectHD™, relies on AudioCodes’ leadership in DSP, voice coding and voice processing technologies. AudioCodes’ High Definition (HD) VoIP technologies and products provide enhanced intelligibility and a better end user communication experience in Voice communications. For more information on AudioCodes, visit http://www.audiocodes.com.

Statements concerning AudioCodes' business outlook or future economic performance; product introductions and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements'' as that term is defined under U.S. Federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: the effect of global economic conditions in general and conditions in AudioCodes' industry and target markets in particular; shifts in supply and demand; market acceptance of new products and the demand for existing products; the impact of competitive products and pricing on AudioCodes' and its customers' products and markets; timely product and technology development, upgrades and the ability to manage changes in market conditions as needed; possible need for additional financing; the ability to satisfy covenants in the Company’s loan agreements; possible disruptions from acquisitions; the ability of AudioCodes to successfully integrate the products and operations of acquired companies into AudioCodes’ business; and other factors detailed in AudioCodes' filings with the U.S. Securities and Exchange Commission. AudioCodes assumes no obligation to update the information in this release.

©2017 AudioCodes Ltd. All rights reserved. AudioCodes, AC, HD VoIP, HD VoIP Sounds Better, IPmedia, Mediant, MediaPack, What’s Inside Matters, OSN, SmartTAP, User Management Pack, VMAS, VoIPerfect, VoIPerfectHD, Your Gateway To VoIP, 3GX, VocaNom, AudioCodes One Voice and CloudBond are trademarks or registered trademarks of AudioCodes Limited. All other products or trademarks are property of their respective owners. Product specifications are subject to change without notice.

Summary financial data follows

AudioCodes Reports Fourth Quarter and Full Year 2016 Results	Page 5 of 10

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,	December 31,
	2016	2015
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$24,344	$18,908
Short-term and restricted bank deposits	3,401	5,661
Short-term marketable securities and accrued interest	6,778	2,480
Trade receivables, net	25,448	25,622
Other receivables and prepaid expenses	3,377	4,405
Inventories	16,333	16,778
Total current assets	79,681	73,854

LONG-TERM ASSETS:
Long-term and restricted bank deposits	$5,407	$3,034
Long-term marketable securities	29,540	50,294
Deferred tax assets	11,607	2,216
Severance pay funds	17,820	16,086
Total long-term assets	64,374	71,630

PROPERTY AND EQUIPMENT, NET	3,867	4,090

GOODWILL, INTANGIBLE ASSETS AND OTHER, NET	39,054	40,246

Total assets	$186,976	$189,820

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Current maturities of long-term bank loans	$3,451	$5,338
Trade payables	7,710	7,304
Other payables and accrued expenses	18,618	17,951
Deferred revenues	14,951	12,885
Total current liabilities	44,730	43,478

LONG-TERM LIABILITIES:
Accrued severance pay	$18,941	$16,377
Long-term bank loans	8,493	6,032
Deferred revenues and other liabilities	6,153	6,480
Total long-term liabilities	33,587	28,889

Total equity	108,659	117,453
Total liabilities and equity	$186,976	$189,820

AudioCodes Reports Fourth Quarter and Full Year 2016 Results	Page 6 of 10

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	Year ended		Three months ended
	December 31,		December 31,
	2016	2015	2016	2015
	(Unaudited)	(Audited)	(Unaudited)
Revenues:
Products	$102,279	$101,990	$26,359	$25,704
Services	43,292	37,769	11,401	9,945
Total Revenues	145,571	139,759	37,760	35,649
Cost of revenues:
Products	46,935	47,227	12,039	11,879
Services	10,295	9,744	2,717	2,470
Total Cost of revenues	57,230	56,971	14,756	14,349
Gross profit	88,341	82,788	23,004	21,300
Operating expenses:
Research and development, net	29,139	27,996	7,682	6,664
Selling and marketing	45,084	43,360	11,369	10,260
General and administrative	6,364	8,726	366	1,913
Total operating expenses	80,587	80,082	19,417	18,837
Operating income	7,754	2,706	3,587	2,463
Financial income (expenses), net	(160)	442	(127)	(158)
Income before taxes on income	7,594	3,148	3,460	2,305
Taxes on income, net	8,644	(2,782)	11,308	491
Net income	$16,238	$366	$14,768	$2,796
Basic net earnings per share	$0.46	$0.01	$0.45	$0.07
Diluted net earnings per share	$0.45	$0.01	$0.44	$0.07
Weighted average number of shares used in computing basic net earnings per share (in thousands)	35,174	40,178	32,956	38,443
Weighted average number of shares used in computing diluted net earnings per share (in thousands)	35,779	40,565	33,859	38,771

AudioCodes Reports Fourth Quarter and Full Year 2016 Results	Page 7 of 10

AUDIOCODES LTD. AND ITS SUBSIDIARIES

RECONCILIATION OF GAAP NET INCOME TO NON-GAAP NET INCOME

U.S. dollars in thousands, except per share data

	Year ended		Three months ended
	December 31,		December 31,
	2016	2015	2016	2015
	(Unaudited)	(Audited)	(Unaudited)
GAAP net income	$16,238	$366	$14,768	$2,796
GAAP net earnings per share	$0.45	$0.01	$0.44	$0.07
Cost of revenues:
Stock-based compensation (1)	118	101	31	27
Amortization expenses (2)	1,052	992	174	248
	1,170	1,093	205	275
Research and development, net:
Stock-based compensation (1)	459	429	113	76
Deferred payments expenses (3)	752	-	188	-
	1,211	429	301	76
Selling and marketing:
Stock-based compensation (1)	1,101	1,061	264	242
Amortization expenses (2)	120	193	30	15
	1,221	1,254	294	257
General and administrative:
Stock-based compensation (1)	736	782	182	103
Revaluation of Earn-out liability (4)	(1,674)	-	(1,674)	-
	(938)	782	(1,492)	103
Income taxes:
Deferred tax (5)	(9,475)	1,977	(11,468)	(669)
Non-GAAP net income	$9,427	$5,901	$2,608	$2,838
Non-GAAP diluted net earnings per share	$0.26	$0.14	$0.08	$0.07

(1)	Stock-based compensation expenses related to options and restricted stock units granted to employees and others.
(2)	Excluding amortization of intangible assets related to the acquisitions of Netrake, Mailvision and Active Communications Europe assets.
(3)	Excluding expenses related to deferred payments in connection with the acquisition of Active Communications Europe.
(4)	Revaluation of Earn-out liability in connection with the acquisition of Active Communications Europe.
(5)	Non-cash deferred tax expenses (benefit).

Note: Non-GAAP measures should be considered in addition to, and not as a substitute for, the results prepared in accordance with GAAP. The Company believes that non-GAAP information is useful because it can enhance the understanding of its ongoing economic performance and therefore uses internally this non-GAAP information to evaluate and manage its operations. The Company has chosen to provide this information to investors to enable them to perform comparisons of operating results in a manner similar to how the Company analyzes its operating results and because many comparable companies report this type of information.

AudioCodes Reports Fourth Quarter and Full Year 2016 Results	Page 8 of 10

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

U.S. dollars in thousands

	Year ended		Three months ended
	December 31,		December 31,
	2016	2015	2016	2015
	(Unaudited)	(Audited)	(Unaudited)
Cash flows from operating activities:
Net income	$16,238	$366	$14,768	$2,796
Adjustments required to reconcile net income or loss to net cash provided by or used in operating activities:
Depreciation and amortization	2,892	2,963	630	613
Amortization of marketable securities premiums and accretion of discounts, net	973	1,107	296	256
Increase in accrued severance pay, net	830	218	247	(59)
Stock-based compensation expenses	2,414	2,373	590	448
Decrease (increase) in long-term deferred tax assets, net	(9,391)	1,975	(11,446)	(671)
Decrease (increase) in accrued interest and exchange rate effect of loans, marketable securities and bank deposits	114	55	(73)	113
Decrease in trade receivables, net	174	5,575	385	598
Decrease in other receivables and prepaid expenses	732	1,777	1,390	1,277
Decrease (increase) in inventories	445	(2,013)	(666)	(481)
Increase (decrease) in trade payables	406	(2,987)	93	(183)
Increase (decrease) in other payables and accrued expenses	(680)	2,395	(2,318)	2,297
Increase in deferred revenues	3,195	3,758	2,795	702
Net cash provided by operating activities	18,342	17,562	6,691	7,706
Cash flows from investing activities:
Proceeds from sale of marketable securities	12,429	2,557	-	-
Decrease (increase) in short-term deposits, net	2,260	1,969	531	(105)
Decrease (increase) in long-term bank deposits	(2,367)	1,032	(2,844)	(1,994)
Proceeds from redemption of marketable securities	3,215	2,711	2,315	-
Purchase of property and equipment	(1,477)	(1,976)	(288)	(299)
Net cash paid in acquisition of subsidiary	-	(1,960)	-	(1,960)
Net cash provided by (used in) investing activities	14,060	4,333	(286)	(4,358)

AudioCodes Reports Fourth Quarter and Full Year 2016 Results	Page 9 of 10

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

U.S. dollars in thousands

	Year ended		Three months ended
	December 31,		December 31,
	2016	2015	2016	2015
	(Unaudited)	(Audited)	(Unaudited)
Cash flows from financing activities:
Purchase of treasury stock	(29,392)	(19,523)	(7,666)	(4,532)
Repayment of long-term bank loans	(5,353)	(4,685)	(1,078)	(1,366)
Proceeds from bank loans	6,000	6,264	6,000	6,264
Consideration related to payment of acquisition of Mailvision	(233)	(233)	-	-
Proceeds from issuance of shares upon exercise of options and warrants	2,012	393	1,451	57
Net cash provided by (used in) financing activities	(26,966)	(17,784)	(1,293)	423

Increase in cash and cash equivalents	5,436	4,111	5,112	3,771
Cash and cash equivalents at the beginning of the period	18,908	14,797	19,232	15,137
Cash and cash equivalents at the end of the period	$24,344	$18,908	$24,344	$18,908

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